SEC 15047835 MISSION C M

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8- 16608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Townepark Circle
(No. and Street)

Louisville (City) Kentucky (State) 40243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway, Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/14

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt Equity Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

CFO

Title

Notary Public Exp 1/9/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT EQUITY CORPORATION

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ROOSEVELT EQUITY CORPORATION

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Roosevelt Equity Corporation

We have audited the accompanying financial statements of Roosevelt Equity Corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roosevelt Equity Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Roosevelt Equity Corporation's financial statements. The supplemental information is the responsibility of the Roosevelt Equity Corporation's management. Our audit procedures included determining whether the

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 27, 2015

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

ROOSEVELT EQUITY CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	52,344
Accounts receivable		11,351
Due from parent		20,000
Total current assets		83,695
Total assets	$	83,695

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	5,363
Commissions Payable		3,564
Total current liabilities		8,927
Stockholder's Equity		
Common Stock $25 par; 1,000 issued		25,000
Additional paid-in capital		103,549
Accumulated (deficit)		(53,781)
Total Stockholder's Equity		74,768
Total Liabilities and members' equity	$	83,695

The accompanying notes are an integral part of the financial statements

ROOSEVELT EQUITY CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Fees and commissions	$	164,325
Total Revenue		164,325
OPERATING EXPENSES:		
Compensation and benefits		46,846
Legal and professional fees		31,783
Intercompany services agreement		18,780
Insurance		13,827
Regulatory fees		3,560
Travel		1,770
Computer and technology		1,744
Miscellaneous expenses		1,270
Taxes and licenses		335
Total expenses		119,915
Income before income taxes	$	44,410
Provision for income tax		--
NET INCOME	$	44,410

ROOSEVELT EQUITY CORPORATION

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Shares Common Stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Total
Balance, December 31, 2013	25,000	$ 99,549	$ (98,191)	$ 26,358
Capital contribution	-	4,000	-	4,000
Distributions		-	-	-
Net Income		-	44,410	44,410
Balance, December 31, 2014	$ 25,000	$ 103,549	$ (53,781)	$ 74,768

The accompanying notes are an integral part of the financial statements

ROOSEVELT EQUITY CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net Income	$	44,410
Adjustments to reconcile Net Income to net cash provided by operations:		
Decrease in Accounts Receivable		150
Decrease in Commission Receivable		4,088
Decreased in Prepaid Expense		5,780
Increase in Due From Parent		(20,000)
Decrease in Accounts Payable		(2,466)
Decrease in Accrued Commission Payable		(1,098)
Increase in Accrued Ins Commission		186
Net cash provided by Operating Activities		31,050
FINANCING ACTIVITIES		
Paid in additional capital		4,000
Net cash provided by Financing Activities		4,000
Net cash increase for period		35,050
Cash at beginning of period	$	17,294
Cash at end of period	$	52,344

The accompanying notes are an integral part of the financial statements

ROOSEVELT EQUITY CORPORATION
Notes to Financial Statements
December 31, 2014

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Roosevelt Equity Corporation ("Roosevelt" or the "Company") was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. To date, activities of the Company have been limited principally to brokering shares of mutual funds and sales of variable annuity contracts. The Company acts as an agent for its customers by placing orders. Orders of mutual funds and variable annuity contracts are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective fund's custodians, and the Company's only financial involvement is through receipt of associated commissions. The Company also acts as a placement agent for issuers of private securities generally issued under SEC Regulation D and the associated M&A consulting, this activity started in late 2013. Roosevelt is a wholly-owned subsidiary of Bluegrass Financial Holdings, LLC (the "Holding Company").

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2014.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities Transactions and Commissions

Securities transactions and commission revenues are recognized on a trade-date basis as earned and deemed to be collectible. Related commissions expenses are recorded at the same time as incurred.

Commissions receivable are stated at the amount due from customers. The Company provides an allowance for uncollectible receivables, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2014, management considers all commissions receivable as collectible, therefore an allowance for uncollectible amounts is not necessary.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2011 – 2014.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all subsequent events through February 27, 2015, the date the financial statements were available to be issued.

Note B - Net Capital Requirements (Continued)

At December 31, 2014, the Company had Net Capital of $46,796 which was $41,796 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to Net Capital was 19.08 percent.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note C - Related Parties

The Company has a service agreement in place with its sister company, Bluegrass Capital Advisors, LLC, which provides for monthly consideration for personnel, occupancy, utilities, and equipment. For the year ended December 31, 2014, the Company incurred expenses of $18,780 related to this arrangement, all of which was paid within the year.

The Company received capital infusions from the parent company, Bluegrass Financial Holdings, LLC, in the amount of $4,000 during the year ended December 31, 2014.

Note D - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2014 are comprised primarily of net operating loss carryforwards:

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2014, the Company has available net operating loss carry forwards of approximately $50,588 for income tax reporting purposes, expiring in 2030 through 2033. The net operating loss carryforwards give rise to a deferred tax asset of $9,308 at December 31, 2014, which has been fully reduced by a valuation allowance.

	Assets
Deferred tax assets	$ 9,308
Less valuation allowance	(9,308)
	$ -

ROOSEVELT EQUITY CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	74,768
TOTAL EQUITY		74,768
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable		(7,972)
Due from parent		(20,000)
NET CAPITAL	$	46,796
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		5,363
Commissions Payable		3,564
TOTAL AGGREGATE INDEBTEDNESS	$	8,927
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		41,796
Excess net capital at 120 percent		40,796
Percentage of aggregate indebtedness to net capital		19.08%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

ROOSEVELT EQUITY CORPORATION
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Roosevelt Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which Roosevelt Equity Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Roosevelt Equity Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and Roosevelt Equity Corporation stated that Roosevelt Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Roosevelt Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roosevelt Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 27, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Roosevelt Equity
Corporation

321 Townepark Circle
Louisville, Kentucky 40243
T: (502) 805-1351
F: (502) 805-1352

February 27, 2015

Roosevelt Equity Corporation's Exemption Report

Roosevelt Equity Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of *17 C.F.R. § 240.15c3-3 (k)(2)(i)*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

By:
Title: CFO
February 27, 2015